UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. _)

Reeves Telecom Limited Partnership
(Name of Subject Company)

Reeves Telecom Limited Partnership
(Name(s) of Person(s) Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Davis P. Stowell, President Grace Property Management, Inc. 55 Brookville Road, Glen Head, NY 11545 (516) 686-2201
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 relates to the proposed offer by Reeves Telecom Acquisition Corp. (the “Offeror”) to purchase all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a price of $1.50 per Unit, net to the seller in cash, without interest. A Schedule TO filed by the Offeror states that the tender offer will be made upon and subject to the terms and conditions set forth in an Offer to Purchase and the related Letter of Transmittal which will be filed in an amendment to the Schedule TO filed by the Offeror. This Schedule 14D-9 is intended to satisfy the reporting requirements upon the Partnership by Rule 14d-9(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The President and sole shareholder of the Offeror is John S. Grace. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, the Offeror may be deemed to be an “affiliate,” as that term is defined in Rule 12b-2 under the Exchange Act, of the Partnership and the general partner of the Partnership.

While the tender offer documents have not been filed by the Offeror, since the tender offer will be made by an affiliate of the Partnership and its general partner, the Partnership and its general partner will be unable able to make any recommendation to Unit holders of the Partnership as to whether they should tender or refrain from tendering their Units. Each Unit holder must make his or her own decision as to whether to tender their Units and, if so, how many Units to tender.

UNIT HOLDERS ARE ADVISED READ THE PARTNERSHIP’S AMENDED SCHEDULE 14D-9, SOLICITATION/RECOMMENDATION STATEMENT, WHEN IT BECOMES AVAILABLE AFTER THE OFFEROR HAS COMMENCED THE TENDER OFFER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS TO BE FILED BY THE OFFEROR, AS WELL AS THE AMENDED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 TO BE FILED BY THE PARTNERSHIP, WILL BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. THE AMENDED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL ALSO BE AVAILABLE AT NO CHARGE FROM THE PARTNERSHIP AT ITS ADDRESS AND TELEPHONE NUMBER SHOWN ON THE COVER PAGE OF THIS SCHEDULE 14D-9.

ITEM 1. SUBJECT COMPANY INFORMATION.

Not applicable pursuant to General Instruction B of Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Not applicable pursuant to General Instruction B of Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Not applicable pursuant to General Instruction B of Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Not applicable pursuant to General Instruction B of Schedule 14D-9.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable pursuant to General Instruction B of Schedule 14D-9.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Not applicable pursuant to General Instruction B of Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Not applicable pursuant to General Instruction B of Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Not applicable pursuant to General Instruction B of Schedule 14D-9.

ITEM 9. EXHIBITS.

Exhibit A. Press release by the Partnership dated June 12, 2006.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2006	REEVES TELECOM LIMITED PARTNERSHIP

	By:	Grace Property Management, Inc. General Partner

	By:	/s/ DAVIS P. STOWELL
Davis P. Stowell President